Appointment and Resignation of Officer

Australia, Hong Kong, New York, - March 15, 2019 - Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), a company engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D display technology, announces the appointment of Mr. Cecil Te Hwai Ho ("Mr. Ho.") as Chief Financial Officer ("CFO") and joint Company Secretary to replace Mr. George Yatzis ("Mr. Yatzis") who resigned as Interim Chief Financial Officer ("Interim CFO") and Company Secretary of IMTE.

Mr. Ho brings to IMTE nearly 30 years of financial management experience in both public and private companies. He most recently served as the CFO for Asia Times Holdings Limited, an online news publication in Hong Kong. Prior to that, Mr. Ho held various senior finance positions in public companies listed on the Hong Kong Stock Exchange. In his roles, Mr. Ho excelled in strategy execution, shareholder value creation and risk management. Mr. Ho is a member of the Hong Kong Institute of Certified Public Accountant and a Chartered Professional Accountant (CA). Mr. Ho holds a Bachelor in Commerce degree from the University of British Columbia in Canada.

Dr. Herbert Ying Chiu Lee, Chairman of IMTE, stated, "With Mr. Ho onboard, we have made a strong addition to our go-forward leadership team. His experience with Hong Kong Stock Exchange and Nasdaq companies will serve IMTE well as we pursue the next stage of our growth strategy. On behalf of the team at IMTE, I want to thank Mr. George Yatzis for his dedication and service to the Company."

About Integrated Media Technology Limited ("IMTE")

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMTE designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment, and software for the film/video production industry. For the consumer market, IMTE through its subsidiary, GOXD Technology Ltd., offers consumer products such as glasses-free 3D digital photo frame, smartphone, tablet, and TV on a cloud-bases platform connecting users anytime anywhere worldwide. IMTE is headquartered in Hong Kong with regional offices in Australia and China. IMTE is traded on the Nasdaq under the symbol "IMTE". For more information, please visit www.imtechltd.com.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements". All statements other than statements of historical fact included herein are "forward-looking statements". These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE